Exhibit 99.1

Webuy Global Ltd. Named One of Asia-Pacific’s Fastest-Growing Companies by Financial Times

Webuy Global Ltd. (Nasdaq: WBUY), a technology-driven e-commerce and travel platform, is proud to announce its inclusion in the Financial Times and Statista’s “High-Growth Companies Asia-Pacific 2025” list, which recognizes 500 outstanding companies in the region based on compound annual revenue growth between 2020 and 2023.

This prestigious annual ranking highlights companies that have shown exceptional resilience and innovation amid global uncertainty. The 2025 list features firms from across 13 markets, with Singapore leading the region in total entries. The top-ranked sectors include IT and software, financial services, and consumer platforms.

The full ranking is available at:

🔗 Financial Times – Asia-Pacific High-Growth Companies 2025

Vincent Xue Bin, Chief Executive Officer and Co-Founder of Webuy, commented:

“Being named among Asia-Pacific’s fastest-growing companies by the Financial Times is a proud moment for Webuy. It reflects our relentless drive for innovation, operational excellence, and customer-centric growth. This recognition further motivates us as we continue building Southeast Asia’s leading AI-powered e-commerce and travel ecosystem.”

About Webuy Global Ltd.

Webuy Global Ltd. is a technology-driven company transforming community e-commerce and travel across Southeast Asia. The company enhances its group-buy model with predictive AI, personalized recommendations, and community-led engagement, while its travel vertical delivers curated itineraries and real-time support through its proprietary AI Travel Consultant. Webuy is committed to delivering high-quality, affordable products and travel services that improve the lives of millions across the region. For more information, visit https://www.webuy.global/.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those projected due to various factors, including regulatory approvals, market conditions, and operational execution. Webuy Global Ltd. undertakes no obligation to update any forward-looking statements, except as required by law.

Contact:

Webuy Global Ltd.
Email: ir@webuy.global